Mail Stop 4561



								November 14, 2005



Mr. F. Thomas David
President and Chief Executive Officer
First Southern Bancorp
201 South Main Street
Statesboro, Georgia 30458


      Re:	First Southern Bancorp
      Amendment Number Two to Schedule 13e-3
      Filed October 17, 2005
      File No. 005-80820
      Preliminary Proxy Statement on Schedule 14A
      Filed October 17, 2005
      File No. 000-50259
      Amendment No. 1 to Form 10-KSB
      Filed April 26, 2005
      File No. 000-50259


Dear Mr. David:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Preliminary Proxy Statement on Schedule 14A

General
1. We note in your responses (for instance on pages 6, 23 and 25) to several comments you state that you may abandon the Reclassification if either
* the Reclassification is "inadvisable" because of either the costs of paying dissenting shareholders or the legal expenses; or
* "a significant portion" of the shareholders dissent.
Please disclose whether or not the Board has set or discussed levels of costs or the number of dissenting shareholders at which they would abandon the Reclassification.


Questions and Answers, page 9
2. Please revise the answer to the question "What do I need to do now?" to indicate that there are additional procedures required of those who want to assert dissenters rights.


Background of the Reclassification, page 16 and Procedural
Fairness,
page 43
3. We note your response to comments 13 and 26 of our letter dated September 23, 2005. We requested that you further explain the basis for your claims, on page 18 and elsewhere of your Amendment Number One that "the value of the Series A stock is equivalent to the value of the common stock." These claims included the following statements:
* "We did not request that Carson Medlin Provide a valuation or Appraisal of the Series A stock because we believe the cash value of the Series A stock is immaterial in determining the fairness of the transaction since the board determined that the value of the Series A stock is equivalent to the value of the common stock."
* "Although the Series A stock has substantially different rights and preferences than our common stock, the board believes ,from a financial point of view, that the value of the Series A stock is equivalent to our common stock;" and
* "Because the board believes the value of the Series A stock is equivalent to the value of the common stock, the actual cash value of the Series A stock and the common stock is immaterial to the determination of the fairness of the Reclassification, since the cash value of the Series A stock and the common stock would be the same."
We asked you to explain how the Board made this determination without an appraisal and without any quantitative analysis. In response to our comments, you have deleted all references to the Board`s determination regarding the value of the Series A stock and the value of the common stock. Since the Board considered the value in making its fairness determination and in its deliberations, please reinstate this disclosure and respond to our comments.


Recommendation of the Board of Directors; Fairness of the Reclassification, page 38
4. Please provide the basis for your statement, on page 39, that "shareholders derive little relative benefit from First Southern`s status as an SEC-registered company." Please reconcile this statement with your description of the following;
* the elimination of protection under Section 16, on page 25;
* the elimination of internal control assessment and reporting requirement, on page 26;
* the reduction of publicly available information, on pages 30 and 31; and
* the elimination of protections under section 18, on page 31.



      * * * * * * * * * * * * *



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please contact either Jonathan E. Gottlieb at (202) 551-
3416
or me at (202) 551-3448 with any questions.



								Sincerely,



								Jessica Livingston
								Attorney - Advisor

cc:	Kathryn L. Knudson, Esquire
	Powell Goldstein LLP
	One Atlantic Center
      Fourteenth Floor
      1201 West Peachtree Street, NW
      Atlanta, Georgia 30309-3488




Mr. F. Thomas David
First Southern Bancorp
November 14, 2005
Page 1